EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectuses of Conatus Pharmaceuticals Inc. for the registration of up to $150,000,000 in aggregate principal amount of Conatus Pharmaceuticals Inc.’s common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our report dated March 28, 2014, with respect to the consolidated financial statements of Conatus Pharmaceuticals Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 12, 2014